Putnam Capital Spectrum Fund, April 30, 2011, annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	1,419
Class B	22
Class C	336

72DD2 (000s omitted)

Class M	14
Class R	1
Class Y	2,385



72U

The figure entered in response to this question is the amortization of offering costs expense for the period. The offering costs have been(fully) amortized over a 12 month period as of May 18,2010 in accordance with Statement of Position 98-5, Reporting on the Costs of StartUp Activities.

73A1

Class A	0.4120
Class B	0.2770
Class C	0.2820

73A2

Class M	0.3270
Class R	0.3720
Class Y	0.4570

74U1	(000s omitted)

Class A	6,610
Class B	136
Class C	2,240

74U2	(000s omitted)

Class M	53
Class R	6
Class Y	9,122

74V1

Class A	24.53
Class B	24.45
Class C	24.39

74V2

Class M	24.45
Class R	24.51
Class Y	24.55

Item 61
Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B
Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.